MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars)

INTRODUCTION

This management’s discussion and analysis (“MD&A”) provides a detailed analysis of the financial condition and results of operations of Ivanhoe Mines Ltd. (the “Company”) and compares its 2003 financial results with those of the previous year. The MD&A should be read in conjunction with the Company’s annual Consolidated Financial Statements and related notes for the year ended December 31, 2003, which have been prepared in accordance with generally accepted accounting principles in Canada. The effective date of this MD&A is March 29, 2004.

Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to Ivanhoe Mines, certain information contained herein constitutes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Forward-looking statements include, but are not limited to, statements concerning estimates of expected capital expenditures, statements relating to expected future production and cash flows, statements relating to the continued advancement of Ivanhoe Mines’ exploration, development and production projects, and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Ivanhoe Mines’ projects will experience technological and mechanical problems, geological conditions in the deposits may not result in commercial levels of mineral production, changes in product prices, changes in political conditions, changes in the availability to obtain project financing and other risks. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

This MD&A contains references to estimates of mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates of reserves and mineral resources will be accurate, and that reserves and mineral resources could be mined or processed profitably.

SELECTED FINANCIAL INFORMATION

	Years ended December 31,

(All amounts in millions of U.S. dollars, except per share	2003	2002	2001
information)
Revenue
Copper	22.9	20.2	19.6
Iron	66.8	66.9	55.8

Total Revenue	89.7	87.1	75.4
Operating profit (loss)
Copper	5.0	4.7	6.3
Iron	(2.0)	5.9	3.7

Total operating profit	3.0	10.6	10.0
Exploration expenses	68.0	34.0	7.2
Write-down of assets	1.2	19.9	59.2
Gain on settlement of debt	–	32.5	–
Net loss	73.0	31.0	85.0
Net loss per share	$0.30	$0.16	$0.66
Total assets	455.7	276.0	247.8
Total long-term financial liabilities	31.4	24.2	53.2

Units sold – tonnes
Copper cathode – 50% share	13,808	13,875	12,933
Iron ore pellets	2,180,000	2,269,773	1,820,699
Units produced – tonnes
Copper cathode – 50% share	13,935	13,771	13,013
Iron ore pellets	2,255,938	2,139,186	2,024,285

Sale price
Copper cathode – US$/pound	$0.79	$0.70	$0.73
Iron ore pellets – US$/tonne	$31	$29	$31

SELECTED QUARTERLY DATA

	Quarter Ended
					Year Ended
($ in millions except per share	Mar-31	Jun-30	Sep-30	Dec-31	Dec-31
information)
2003
Revenue
Copper	4.6	5.5	6.1	6.7	22.9
Iron	16.0	17.5	14.5	18.8	66.8

	20.6	23.0	20.6	25.5	89.7
Operating profit (loss)
Copper	1.2	(2.7)	2.0	4.5	5.0
Iron	(0.7)	(2.6)	0.8	0.5	(2.0)

	0.5	(5.3)	2.8	5.0	3.0
Exploration expenses	(10.8)	(15.2)	(20.8)	(21.2)	(68.0)
Write-down of assets	–	–	–	(1.2)	(1.2)
Net income (loss)	(9.0)	(19.7)	(27.0)	(17.3)	(73.0)
Net loss per share	$0.04	$0.08	$0.11	$0.07	$0.30

2002
Revenue
Copper	4.7	5.4	5.1	5.0	20.2
Iron	17.1	19.4	14.1	16.3	66.9

	21.8	24.8	19.2	21.3	87.1
Operating profit (loss)
Copper	1.2	1.7	1.4	0.4	4.7
Iron	3.3	3.8	0.9	(2.1)	5.9

	4.5	5.5	2.3	(1.7)	10.6
Exploration expenses	(2.9)	(5.4)	(10.0)	(15.7)	(34.0)
Gain on settlement of debt	–	–	32.5	–	32.5
Write-down of assets	–	–	(18.0)	(1.9)	(19.9)
Net income (loss)	0.2	(2.9)	0.4	(28.7)	(31.0)
Net loss per share	$0.00	$0.01	$0.00	$0.15	$0.16

OVERVIEW & CORPORATE STRATEGY

Ivanhoe Mines Ltd. is an international mining company whose principal current activity is exploring a major discovery of copper and gold at the Oyu Tolgoi (Turquoise Hill) project in southern Mongolia. It also has regional exploration programs targeting gold and copper, principally in Mongolia and China. The Company, together with its subsidiaries and joint venture (collectively referred to as “Ivanhoe Mines”) also produces copper, gold and iron ore products from various mines in the Asia Pacific region.

The Company’s current priority is to focus the majority of its financial resources on continuing the exploration and development of the Oyu Tolgoi project. In 2003, the Company began to explore opportunities to rationalize assets, including the possibility of spinning off assets through partial sales or joint ventures. During the first quarter of 2004, as part of its plans to finance the development of the Oyu Tolgoi project, the Company indicated its intention to consider selling existing non-core assets. The Company also indicated that it also may, in the future, extend a minority participation in the Oyu Tolgoi project to one or more strategic partners. No assurances can be given that any agreement can or will be reached in connection with any such transaction or transactions.

Since its inception, the Company has relied on capital markets (and in particular, equity markets) to fund its exploration activities and expects, in 2004 and thereafter, to continue to rely on these markets in order to continue funding the development of the Oyu Tolgoi project. The Company does not expect to receive any cash distributions in 2004 from its two producing mines, as any available surplus cash generated by each mine will be used to either repay third-party loans or commitments or to expand existing operating mine capacity. Capital markets are subject to significant volatilities and uncertainties. There can be no assurance that Ivanhoe Mines’ undeveloped or partially developed projects can be fully developed in whole or in part, since factors beyond Ivanhoe Mines’ control may adversely affect its access to funding or its ability to recruit third-party participants.

EXECUTIVE SUMMARY – 2003 YEAR

The Company recorded a net loss of US$73 million (or $0.30 per share) in 2003, compared to a net loss of US$31 million (or $0.16 per share) in 2002. Major factors in the 2003 results included an operating profit from mining operations totalling US$3.0 million and exploration expenses of US$68 million. Exploration expenditures were primarily incurred on the Oyu Tolgoi (Turquoise Hill) Project and other projects in Mongolia. The increase in exploration expenses is attributed to Ivanhoe’s accelerated drilling activities on the Oyu Tolgoi project, especially on the Hugo Dummett deposit, and additional engineering costs in the second half of 2003 related to the Preliminary Assessment of Oyu Tolgoi.

•	In January, 2004, John Macken was appointed President of Ivanhoe, with the primary task of overseeing the construction of a mine at Oyu Tolgoi. Mr. Macken, 52, joined Ivanhoe after a 19-year career with mining giant Freeport McMoran Copper and Gold, most recently as Freeport’s Senior Vice-President of Strategic Planning and Development, based in New Orleans. He spent a total of 13 years with Freeport’s operating unit, P.T. Freeport Indonesia (PTFI), culminating in the position of Executive Vice-President and General Manager at Freeport’s Grasberg mining complex in Papua, the world’s largest single copper and gold mine. Between 1996 and 1998, Mr. Macken headed an expansion valued at almost $1 billion at the Grasberg open pit and underground mining complex in a joint venture between Freeport and Rio Tinto, of London. The expansion was completed ahead of schedule and under budget.

•	During 2003, Ivanhoe spent a total of US$59.5 million on exploration and development of its Mongolian copper and gold projects, most of which was invested in the Oyu Tolgoi discovery. To date, Ivanhoe has expensed all exploration, development and engineering costs related to its Mongolian projects.

•	In February, 2004, Ivanhoe released an independently prepared Preliminary Assessment of the Oyu Tolgoi Project that confirmed its potential to become a new, long-life copper and gold producer that could rank among the largest in the world. Ivanhoe intends to complete a final feasibility study on the first stage of a two-stage development scenario. The Preliminary Assessment estimated that a capital investment of US$529 million would be required to build the first stage. If construction is initiated in early 2005 as currently anticipated, the first copper-concentrate shipments would be expected in late 2006 or early 2007. Electronic copies of the Preliminary Assessment Report are available at www.sedar.com.

•	In November, 2003, Ivanhoe acquired from BHP Minerals International Exploration Inc. the 2% net smelter return royalty interest on the Oyu Tolgoi project for US$37 million. The acquisition was a strategic move to consolidate Ivanhoe’s control over all aspects of the project.

•	In December, 2003, Ivanhoe purchased US$50 million of one-year treasury bills issued by the Government of Mongolia as part of the government’s effort to retire its Soviet-era debt to the Russian Federation.

•	In March, 2004, the discovery of the Hugo Dummett Deposit at Oyu Tolgoi was recognized as the most significant, recent mineral discovery in the world during the annual conference of the Prospectors and Developers Association of Canada (PDAC) in Toronto. The PDAC’s inaugural Thayer Lindsley International Discovery Award was presented to Ivanhoe’s Douglas Kirwin, Executive VP, Exploration, Charles Forster, Senior VP, Oyu Tolgoi Project, and Garamjav Dondog, Senior Geologist.

•	The joint-venture Monywa Copper Project in Myanmar produced 27,870 tonnes of copper cathode (13,935 tonnes net to Ivanhoe), approximately the same amount as 2002. The average copper price received in 2003 was 79 cents (US) a pound, compared to 70 cents (US) a pound in 2002. Minegate cash costs in 2003 were approximately 39 cents (US) a pound. Copper production for 2004 is estimated at 32,000 tonnes at minegate cash costs of approximately 38 cents (US) a pound. The current copper price is approximately US$1.35 a pound, an increase of 71% compared to the average price received in 2003. The project receives a premium of approximately US$38 tonne of copper (1.7 cents (US) a pound) for its LME Grade A quality.

•	The Company raised approximately US$215 million in 2003. The majority of the proceeds will be used to finance Mongolian exploration and development activities. Cash at December 31, 2003 was US$108 million.

•	In November, 2003, the common shares of the Company began trading in the US on the NASDAQ National Market System, trading under the symbol HUGO.

The financial results include:

•	The joint-venture Monywa Copper Project in Myanmar reported a net profit of US$2.1 million, compared to a net profit of US$2.6 million in 2002. The project produced 27,870 tonnes of copper cathode (13,935 tonnes net to Ivanhoe) in 2003, approximately the same amount as 2002. The average copper price received in 2003 was 79 cents (US) a pound, compared to 70 cents (US) a pound in 2002. Minegate cash costs in 2003 were approximately 39 cents (US) a pound. Increased sales revenue in 2003 was offset by the increase in the cost of operations, primarily related to increased activities on mining, crushing and agglomeration, and the provision for income taxes required in 2003 due to the end of the project’s tax holiday. Following the debt obligation payment at the end of February, 2004, the balance on the original US$90 million project debt was reduced to US$22.5 million. Projected copper production for 2004 is estimated at 32,000 tonnes at minegate cash costs of approximately 38 cents (US) a pound. The current copper price is approximately US$1.35 a pound, an increase of 71% compared to the average price received in 2003. The project receives a premium of approximately US$38 tonne of copper (1.7 cents (US) a pound) for its LME Grade A quality.

•	ABM Mining’s Savage River Mine in Australia reported a net loss of US$4.7 million in 2003, due mainly to the negative impact on operating costs of the rise in the Australian dollar vis-à-vis the US dollar. The exchange rate for the Australian dollar against the US dollar at the end of 2003 was 74.9 cents (US), up 33% from a rate of 56.1 cents (US) at the beginning of 2003. The mine produced approximately 2.3 million tonnes of iron ore pellets during 2003, a 5% increase over 2002 production. Pellet prices received by Savage River in 2003 were approximately US$31 a tonne, compared to approximately US$29 tonne in 2002. Pellet prices at Savage River are negotiated once a year and are priced in US dollars. Most of Savage River’s annual pellet price adjustments become effective in the second half of the year. Planned pellet production for 2004 is estimated at 2.3 million tonnes at an estimated price of approximately US$34.30 a tonne, based on a negotiated pellet price increase that is 19.5% higher than 2003 prices.

•	Exploration expenses for all projects in 2003 totalled US$68.0 million, compared to US$33.9 million in 2002. The US$34.1 million increase in costs was mainly due to the cost of engineering evaluation studies initiated in 2003 on the Oyu Tolgoi project and increased drilling and exploration activities at Oyu Tolgoi and other Mongolian properties.

•	Foreign exchange gains of US$10.5 million. The foreign exchange gain during the quarter was mainly attributed to the strengthening of the Canadian dollar against the US dollar.

•	General and administrative expenses of US$17.5 million. These expenditures include stock-based compensation, legal, audit and regulatory fees related to the listing of the Company’s shares on NASDAQ, expenses related to site inspections, additional office charges in Asia and travel related to financing activities.

•	Care-and-maintenance costs at the Bakyrchik Gold Mine in Kazakhstan of US$3.4 million. Ivanhoe is discussing strategic alternatives for the Bakyrchik Mine with advisors.

QUARTERLY ANALYSIS Q4’03 vs. Q4’02

•	Revenue – The Savage River Mine and the S&K Mine both experienced increases in revenue in Q4’03 over Q4’02. The increase in iron ore pellet sales from the Savage River Mine in Q4’03 is due to a 6% increase in tonnage sold and a 9% increase in pellet prices. The increase in total cathode copper sales from the S&K Mine in Q4’03 is due to a 1% increase in tonnage sold and a 33% increase in copper prices.

•	Operating profit – In Q4’03, the S&K Mine experienced a reduction in operating costs. The cost reduction was a result of a decrease in process costs attributed to lower chemical charges and an increase in the estimated ore on leach pads. The increase in ore on leach pads in Q4’03 is a result of a 61% increase in copper grade mined during the quarter and an upward adjustment to the total ore on leach pads estimated at the end of September 2003. These higher copper grade levels currently are not expected to extend beyond the end of the first quarter of 2004.

The Savage River Mine’s operating costs are largely denominated in Australian dollars. In Q4’03, when valued in U.S. currency, the mine’s operating costs increased by 6% over the same period in 2002. The majority of the increase in operating costs during the quarter is the net result of the strengthening of the Australian dollar, offset by a decrease in Australian dollar denominated costs. The decrease in Australian denominated costs is mainly the result of an increase in the grade of ore mined during the quarter and the resulting 13% increase in pellet tonnage production.

•	Exploration – Total exploration expenses in Q4’03 were consistent with total exploration costs incurred in Q3’03. Exploration expenditures were primarily incurred on the Oyu Tolgoi project and other projects in Mongolia. The increase in exploration expenses over the last two years is attributed to Ivanhoe Mines’ accelerated drilling activities on the Oyu Tolgoi project, especially on the Hugo Dummett deposit, and additional engineering costs in the second half of 2003 related to the scoping study.

•	Administrative costs – The increase in administrative costs in Q4’03 is primarily attributed to the expensing of stock-based compensation for new stock options granted during the quarter.

•	Foreign exchange gain – In Q4’03, the Company maintained most of its cash resources in Canadian dollars (“Cdn$”). The foreign exchange gain during the quarter is mainly attributed to the strengthening of the Canadian dollar against the U.S. dollar.

REVIEW OF OPERATIONS

A) EXPLORATION

Exploration expenses in 2003 totalled $68.0 million, compared to $33.9 million in 2002. The $34.1 million increase in costs is mainly due to the cost of engineering evaluation studies initiated in 2003 on the Oyu Tolgoi project and increased drilling and exploration activities on the Oyu Tolgoi project and other Mongolian properties.

a)	Mongolia – At the end of 2003, Ivanhoe Mines held direct and indirect interests in 129 exploration licences covering approximately 11.2 million hectares. In 2003, Ivanhoe Mines spent $59.5 million on its Mongolian properties. The main focus of exploration activities was the Oyu Tolgoi project ($48.1 million), the Kharmagtai and Ovoot Hyar projects ($3.8 million), the Oyut Ulaan project ($0.7 million), the Saran Uul project ($0.8 million) and general reconnaissance projects ($6.1 million).

i)	Oyu Tolgoi Exploration – In November, 2003, AMEC E&C Services Limited (“AMEC”) released a new estimate of the Oyu Tolgoi project’s mineral resources. Using an equivalent cut-off grade of 0.60% copper, AMEC increased the Hugo Dummett deposit’s inferred resource category to 962 million tonnes grading 1.30% copper and 0.18 g/t gold.

In its November estimate, AMEC increased the Hugo Dummett deposit’s high-grade core of inferred resources greater than 2% copper equivalent to 149.4 million tonnes grading 2.88% copper and 0.53 g/t.

The Hugo Dummett deposit is the largest of the four copper and gold deposits outlined to date at Ivanhoe Mines’ Oyu Tolgoi project.

AMEC, using a 0.30% copper equivalent cut-off, reported that the Oyu Tolgoi project contains estimated inferred resources totalling 2.6 billion tonnes grading 0.73% copper and 0.17 g/t gold. This represented an increase of 27% in the amount of copper and gold previously reported by AMEC in its mineral resource report issued in July, 2003.

In addition, using the same 0.30% copper equivalent cut-off grade, AMEC estimated that the Southwest Zone contained 509 million tonnes of indicated resources grading 0.40% copper and 0.59 g/t gold.

The AMEC estimate was prepared in accordance with Canadian regulatory requirements set out in National Instrument (“NI”) 43-101, under the direction of Stephen Juras, P. Geo., and Dr. Harry Parker, Ch.P. Geol., independent qualified persons as defined by NI 43-101.

ii)	Oyu Tolgoi Studies – In early February, 2004, an independent preliminary assessment report, or scoping study, was released. The scoping study was commissioned to assess the development alternatives open to Ivanhoe Mines and to chart an implementation path for the Oyu Tolgoi mining complex.

Conclusions from the study support the economic viability of both conventional open-pit and underground mining operations. The Base Case from the Scoping Study proposes a two-stage development approach.

•	The first stage would consist of the construction of a process plant capable of handling 20 million tonnes of ore per year fed by open pits on the Southwest Oyu, Central Oyu and Hugo South deposits. Estimated capital costs for the first stage are $529 million.

•	The second stage would involve an expansion of the concentrator in years three and four, increasing the milling capacity to 40 million tonnes of ore per year, with the increased capacity expected in year five. Using estimates of copper and gold prices at $1.00 per pound and $400 per ounce respectively, most of the capital expenditures in the second stage are expected to be funded from operating cash flows.

iii)	Asia Gold – In July 2003 Ivanhoe Mines transferred to Asia Gold Corp. (“Asia Gold”) a series of early-stage Mongolian exploration licences covering approximately 3.1 million hectares (31,000 square kilometres) in the South Gobi region of Mongolia, located approximately 150 kilometres west of the Oyu Tolgoi project. In addition, Ivanhoe Mines transferred to Asia Gold its South Korean gold and silver projects, including the Eunsan gold and silver mine, located in Chollanam-Do Province. In consideration for these assets, Asia Gold issued approximately 6.1 million common shares to the Company. Prior to July 2003, Asia Gold was a small, private Canadian company, unrelated to the Company, with various mineral exploration interests in Mongolia. Asia Gold, now a Canadian publicly-listed company, is currently 51% owned by the Company.

b)	Myanmar – In 2003, Ivanhoe Mines spent a total of $2.4 million on the Modi Taung property, the exploration activities mainly consisting of underground exploration on various gold veins. A scoping study for development of the Modi Taung veins was updated during 2003, with a target milling rate of 75 tonnes per day and the mining of ore material averaging 25 to 30 g/t gold.

c)	Other –

i)	China: Jinshan Gold Mines Inc. – Ivanhoe Mines is exploring for gold, copper and platinum-group metals (PGMs) in Inner Mongolia and Yunnan through a series of joint ventures with Jinshan Gold Mines Inc. (“JIN”), (formerly Pacific Minerals Inc.). At the end of October, 2003, JIN and the Company reached an agreement in principle to restructure their existing participation arrangements in respect of these projects. The new agreement will reduce Ivanhoe Mines’ maximum earn-in from 80% to 50% on existing projects in China. Ivanhoe Mines retains the right to earn up to 80% of the available interest in any new projects acquired by JIN in China (excluding those in Anhui and Liaoning provinces). The new agreement also contains a mutual non-compete clause, whereby JIN agrees not to compete for any new mineral properties in Inner Mongolia and Ivanhoe Mines agrees not to compete for any new mineral properties in Liaoning Province. Ivanhoe Mines also agreed to transfer to JIN 50% of its interest in the Shuteen exploration licence in southern Mongolia.

ii)	Inner Mongolia: Ivanhoe Mines – Throughout 2003, Ivanhoe Mines continued its extensive reconnaissance programs to identify high-priority targets based upon geologic models developed at Oyu Tolgoi and other epithermal-style deposits. In August, 2003, Ivanhoe Mines announced that it had entered into an agreement to form joint ventures with a Chinese government entity to explore for and develop gold, copper, silver, molybdenum and other minerals on three advanced projects in Inner Mongolia.

In addition to the three projects, Ivanhoe Mines also holds an interest in the Oblaga gold-copper-molybdenum project, in Inner Mongolia. Inner Mongolia exploration expenditures in 2003 totalled approximately $2.3 million.

iii)	Vietnam: Olympus Pacific Minerals – The Company holds a minority interest in a gold exploration joint venture in Vietnam with Olympus Pacific Minerals, a public Canadian mineral exploration company. The joint venture’s principal project is the Phuoc Son gold project, in northwestern Quang Nam Province, Central Vietnam. In March, 2004, the Company and Olympus Pacific Minerals reached an agreement for the Company to convert its remaining interest in the Phuoc Son gold project into shares of Olympus Pacific Minerals.

iv)	Australia: Cloncurry – In September, 2003, Ivanhoe Mines announced the $6.2 million acquisition of the Cloncurry project’s copper-gold mining and exploration leases in Australia. The Cloncurry leases cover an area of more than 1,450 square kilometres, approximately 160 kilometres southeast of Mount Isa in north-western Queensland. Ivanhoe Mines continues to assess its future plans for the Cloncurry property.

Summary of exploration expenditures by project:

	Years ended December 31,

	2003	2002	2001

Total exploration expenditures-$(000)	67,989	33,934	7,192
Percentage allocation
Mongolia	87%	81%	53%
China	5%	1%	0%
Myanmar	4%	7%	16%
Korea	3%	8%	24%
Other	1%	3%	7%

	100%	100%	100%

B) MINING OPERATIONS

Copper operation

MONYWA COPPER PROJECT (“S&K MINE”), MYANMAR

	Total Operation				Company’s 50% net share

		Years ended			Years ended
		December 31,			December 31,
				% Increase			% Increase
		2003	2002	(decrease)	2003	2002	(decrease)

Total tonnes moved	Tonnes (000’s)	18,527	16,500	12%
Tonnes of ore to heap	Tonnes (000’s)	8,767	7,294	20%
Ore grade	CuCN %	0.60%	0.53%	13%
Strip ratio	Waste/Ore	0.92	0.73	26%
Cathode production	Tonnes	27,870	27,542	1%	13,935	13,771	1%
Tonnage sold	Tonnes	27,615	27,749	(0% )	13,808	13,875	(0% )
Average sale price received	US$/pound				$0.79	$0.70	13%
Sales	US$(000)				22,866	20,227	13%
Cost of operations	US$(000)				12,428	10,539	18%
Operating profit	US$(000)				4,954	4,712	5%

Current plans for the Monywa Copper Project, a joint-venture operating company, is to develop the Letpadaung deposit and incrementally expand the current copper cathode capacity over the next six years to a total of 129,000 tonnes of copper per year. The increase in production capacity over the next six years has been designed so that all capital expenditures will be financed from the mine’s internally generated cash flows.

The management of the Monywa Copper Project intends to increase, by the end of March, 2005, the mine’s annual copper production capacity to 39,000 tonnes. Total copper cathode production for 2004 is currently projected at 32,000 tonnes.

Copper prices have been increasing steadily since November, 2001, when they reached a low of approximately $0.60 per pound. Copper prices averaged $0.81 per pound in 2003, including $0.93 per pound in the fourth quarter of 2003 and $1.18 per pound in the first two months of 2004.

The increase in cost of operations in 2003 is primarily related to the impact of increased activities on mining, crushing and agglomeration costs, and a downward adjustment to estimated metal inventory contained on the heaps offset by decreases in process costs due to lower chemical usages in the copper extraction process.

Following a payment at the end of February, 2004, the original S&K Mine’s $90 million project debt balance was reduced to $22.5 million. The S&K Mine remains in technical default of certain covenants under the loan agreement. However, based on the S&K Mine’s discussions with the project lenders, the Company does not expect the lenders to act upon the default. However, no assurances can be given in this regard (see “Risks and Uncertainties – Breach of loan covenant”).

The Company believes the S&K Mine has the ability to generate sufficient cash from operations, in the short and long term, to repay its obligations and maintain planned production.

Iron operation

SAVAGE RIVER MINE, TASMANIA

		Year ended
		December 31,		%
				Increase
		2003	2002	(decrease)

Total volumes moved	BCM (000’s)	10,007	9,749	3%
Tonnes milled	(000’s)	5,308	5,002	6%
Strip ratio	BCM waste/BCM ore	6.8	8.4	(19%	)
Concentrate production	(000’s)	2,286	2,210	3%
Iron ore content	Fe%	32.6%	33.5%	(3%	)
Pellet production	Tonnes	2,255,938	2,139,186	5%
Pellet sales	Tonnes	2,180,000	2,269,773	(4%	)
Sales	US$/tonne	$31	$29	4%
	US$(000)	66,833	66,894	(0%	)
Cost of operations	US$(000)	63,480	52,753	20%
Operating profit (loss)	US$(000)	(1,952)	5,852	(133%	)
Average foreign exchange rate	US$/AUD$	0.6529	0.5440	20%

Pellet prices at Savage River are negotiated once a year and are priced in U.S. dollars. Most of Savage River’s annual pellet price adjustments become effective in the second half of each calendar year. The increase in pellet prices for the 2003 year was about 9% and the increase in pellet prices for 2004 is 19.5%. The iron-ore market and the demand for iron-ore pellets is very strong in 2004 to date, with much of the demand coming from China. The tight ore supply has prompted steel mills to secure long-term iron-ore pellet contracts. Although the pellet price is negotiated every year, most of the planned production for the Savage River Mine over the next three to four years now has been taken up in supply contracts.

Unfortunately, the financial gains resulting from the 2003 increase in pellet prices and the expected increase in 2004 have been totally eroded by the strengthening of the Australian dollar (“AUD$”) throughout 2003 and in early 2004 (see “Risks and Uncertainties – Currency risks”). To offset the negative impact of a strong Australian dollar, the management of the Savage River Mine will have to improve the economic viability of the mine by continuing efforts to lower costs and successfully negotiate financial assistance from third parties.

In 2003, the Company provided loans totalling $7.5 million to the Savage River Mine to fund operating cash-flow shortfalls that included $9.1 million in deferred stripping costs and $3.6 million in capital assets expenditures. In 2004, management of the Savage River Mine is forecasting a cash shortfall, the magnitude of which is directly related to the strength of the Australian dollar. Using an average exchange rate of U.S.$0.75/AUD$, the cash shortfall is estimated at $2.3 million. The Company has funded this $2.3 million cash shortfall in the first quarter of 2004 but has not committed nor made any decision to commit additional funds to finance any future cash shortfall at the Savage River Mine. If the management of the Savage River Mine is unable to obtain the necessary funding, including third party financial assistance when needed, the mine may not be able to continue as a going concern and, accordingly, adjustments may be required to the carrying value of the Company’s investment in the Savage River Mine. All debt obligations of the Savage River Mine to third parties are non-recourse to the Company.

The majority of the 20% increase in operating costs in 2003 is attributable to the strengthening of the Australian currency during the year.

Total pellet production for 2004 is estimated at approximately 2.3 million tonnes.

C) ADMINISTRATIVE AND OTHER

General and administrative – The 2003 increase in General and Administrative expenditures was primarily due to increased stock-based compensation, increased expenses related to site inspections, additional administrative expenses in Asia and travel related to financing activities.

Foreign exchange gains – In 2003, the Company maintained most of its cash resources in Canadian dollars. The majority of the foreign exchange gains in 2003 is attributed to the strengthening of the Canadian dollar against the U.S. dollar.

Gain on sale of an investment – The $4.6 million gain on sale of an investment in 2003 resulted from the sale of the Company’s shares of Emperor Mines Limited.

Share of loss on significantly influenced investees – At December 31, 2003, the Company held 35.5% of JIN’s common shares, (see “Review of Operations – Exploration, Other-China: Jinshan Gold Mines Inc.”) and consequently $2.3 million of the $2.4 million, represents the expensing by the Company of its share of JIN’s net loss for 2003.

Dilution gain on investment in subsidiary – Starting in Q3’03, following the acquisition by the Company of more than 50% of the outstanding common shares of Asia Gold, the financial results of Asia Gold are consolidated in the Company’s financial results. A $4.2 million dilution gain was recognized by the Company following Asia Gold’s initial public offering in Q4’03.

Share Capital – At March 26, 2004, the Company had a total of 271.4 million common shares and purchase warrants outstanding as shown in the following table:

Share purchase warrants outstanding	Maturity date	Strike price

7.150 million(1)	December 19, 2004	Cdn$12.00 per share
	December 19, 2005	Cdn$12.50 per share
5.76 million(2)(3)	February 15, 2005	$8.68 per share

(1)	Each warrant entitles the holder to acquire one common share.

(2)	Each 10 warrants entitle the holder to acquire one common share.

(3)	In 2004, the expiry date was extended from February, 2004 to February, 2005.

At March 26, 2004, the Company had a total of approximately 9.2 million incentive stock options outstanding with a weighted average exercise price per share of Cdn$3.60. Each option is exercisable to purchase a common share of the Company at prices ranging from Cdn$1.08 to Cdn$12.70 per share.

CASH RESOURCES AND LIQUIDITY

At December 31, 2003, consolidated working capital was $126.9 million, including cash of $108.2 million, compared with working capital of $10.8 million and cash of $35.4 million at December 31, 2002.

Operating activities – The $79.1 million in cash used in operating activities in 2003 was primarily attributed to $68.0 million in exploration activities and $9.6 million in deferred stripping costs.

Investing activities – In 2003, a total of $81.5 million in cash was used in investing activities. The main cash expenditures included $50.0 million for the acquisition of a Mongolian Treasury Bill, $5.5 million in sustaining capital expenditures on mining property, plant and equipment, $6.0 million in non-producing mining plant and equipment on exploration projects primarily located in Mongolia, Australia and South Korea and $26.1 million in the acquisition of various mineral interests. The $26.1 million in acquisition payments consisted principally of the first $17.0 million installment of the $37.0 million purchase price for the BHP royalty interest acquisition, the remaining $4.0 million of the $5.0 million Oyu Tolgoi property acquisition obligation to BHP and a $4.7 million payment obligation related to the Cloncurry mineral property rights acquisition.

Financing activities – Financing activities in 2003 included $9.4 million in loan repayments principally consisting of $15.0 million in debt repayments for the S&K Mine ($7.5 million net to Ivanhoe Mines) and approximately $1.4 million in equipment loan repayments for the Savage River Mine.

In October, 2003, the Company raised $50.0 million (Cdn$66.0 million) through the issue of 5.76 million Special Warrants at a price of $8.68 (Cdn$11.45) per Special Warrant. Each Special Warrant entitled the holder to acquire one common share and one common-share purchase warrant of the Company. In January, 2004, the Special Warrants were converted into 5.76 million common shares of the Company and 5.76 million share-purchase warrants. Each 10 share-purchase warrants are exercisable to purchase one common share of the Company at $8.68 per share until February, 2005.

Through a series of equity financings during 2003, the Company also raised a total of $191.3 million (Cdn$261.8 million) by issuing 55.6 million common shares of the Company at prices ranging from Cdn$3.00 to Cdn$11.45 per share. In December, 2003, as part of one such financing, the Company also issued 7.15 million share-purchase warrants expiring in December, 2005. Each warrant entitles the holder to purchase one common share of the Company at Cdn$12.00 per share until December 2004 and at Cdn$12.50 per share during December 2005.

The $241.2 million in proceeds raised from the Company’s various 2003 financings have been, or are intended, to fund the following activities: the $37.0 million acquisition of the BHP royalty, the purchase of the Mongolian $50.0 million Treasury Bill, working capital, and the Company’s exploration and engineering activities on its Mongolian properties during 2003 and through part of 2004. The following is a summary of sources and uses of proceeds:

$ Million

Source of proceeds
Sale of Common Shares	191.2
Sale of Special Warrants	50.0

241.2

Use of proceeds
Mongolian Treasury Bill	50.0
BHP property payment	4.0
BHP royalty payment	17.0
Mongolia exploration – 2003	59.5
Other activities(1)	28.3
Remaining proceeds at December 31, 2003	82.4

241.2

(1)	Principal expenditures in this category include $8.6 million for the Clocurry mineral interests, capital assets, and related environmental bond acquisition, $7.5 million in working capital advances to the Savage River Mine, $8.5 million in exploration expenditures outside Mongolia, $3.4 million in mining

CASH RESOURCES AND LIQUIDITY

property shut-down costs, $3.9 million purchase of long-term investments, less $6.7 million proceeds from the sale of the Company’s investment in shares of Emperor Mines Limited.

The Company’s existing cash resources are sufficient to meet all of its planned capital expenditures for the first six months of 2004. The Company expects to fund planned expenditures for the second half of 2004 from external sources, which may include debt or equity financing, proceeds form the sale of existing non-core assets, a third party participation in one or more of the Company’s projects or a combination thereof. Failure to generate sufficient funding from one or more of these sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities for the second half of 2004 and thereafter. Over the long term, the Company still needs to obtain additional funding for, or third party participation in, its undeveloped or partially developed projects (including the Oyu Tolgoi project, the Company’s other Mongolian properties, and the Bakyrchik Gold Mine) to bring them into full production (see “Risks and Uncertainties – Additional Funding Requirements”).

CONTRACTUAL OBLIGATIONS – $(000)

	Payments due in years ending December 31,

	2004	2005	2006	2007	2008	2009+	Total

Long term debt(1)	8,075	11,867	127	4,898	604	487	26,060
Operating leases(2)	13,043	11,338	6,808	1,140	–	–	32,329
Purchase obligations(3)	26,340	8,941	5,784	5,633	–	–	46,698
Other long-term obligations(4)	928	1,405	1,651	7,550	540	23,991	36,065

	48,386	33,551	14,370	19,222	1,144	24,478	141,152

ALLOCATION
Savage River Mine	31,749	25,198	13,526	11,865	604	17,493(5)	100,436
S&K Mine	8,435	8,295	540	5,274	540	–	23,084
Mongolia	7,814	58	304	9	–	–	8,185
Bakyrchik	–	–	–	–	–	6,985	6,985
Cloncurry	–	–	–	2,074	–	–	2,074
Other	388	–	–	–	–	–	388

	48,386	33,551	14,370	19,222	1,144	24,478	141,152

(1)	These amounts are included in the Company’s Consolidated Balance Sheets for the year ended December 31, 2003.

(2)	Consists of equipment leases for various mining equipment operating at the Savage River Mine.

(3)	The majority of these amounts consist of Savage River Mine’s commitments for long-term supply of electricity and gas and minimum drilling commitments in Mongolia.

(4)	Other long-term obligations consist of deferred royalty payments, provision for the Savage River Mine’s employee entitlements at mine closure and undiscounted asset retirement obligations.

(5)	This amount represents Savage River Mine’s obligations at mine closure, principally consisting of asset retirement obligations, employee entitlements and the estimated balance of loans payable to third parties.

In 1997, the S&K Mine entered into an agreement for the sale of a guaranteed quantity of Grade A Product (as defined in the agreement) from the Monywa Copper Mine Project to Marubeni Corporation, which is affiliated with one of the lenders of the project financing. This agreement is expected to expire by the end of 2006.

The Savage River Mine has entered into contracts with two of its major customers for the sale of a guaranteed quantity of iron ore. The sales price of iron ore specified in these agreements is renegotiated annually.

Ivanhoe Mines has, in the normal course of its business, entered into various long-term contracts that include commitments for future operating payments under contracts for power, port operations, equipment rentals and other arrangements. Substantially all of the Savage River Mine’s obligations relate to commitments for natural gas, power and a mining contract. Currently, the mining operations at the Savage River Mine are scheduled to terminate at the end of 2007 and the pellet producing operations are scheduled to terminate in 2009.

Pursuant to a deferred purchase obligation, the management of the Savage River Mine and the Tasmanian Government are committed to co-manage the remediation of environmental exposures created by prior operations on the Savage River site. The remediation work may be carried out by the mine in conjunction with normal mining operations. This deferred obligation, which amounted to A$14.5 million at December 31, 2003, is secured in part by a bank letter of credit for A$2.8 million and is repayable by December 24, 2014.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual Consolidated Financial Statements for the year ended December 31, 2003. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies, and the estimates derived therefrom, have been identified as being critical:

•	Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests;

•	Depletion and Depreciation of Property, Plant and Equipment;

•	Heap Inventory Valuation;

•	Reclamation and Remediation Obligations;

•	Income Taxes.

Carrying values of Mining Property, Plant and Equipment and Other Mineral Property Interests

The Company undertakes a review every year to evaluate the carrying values of operating mines and other mineral property interests. A life-of-mine’s cash flow for each remaining year is prepared based on management’s estimates of remaining mine reserves and grade, future production and sale volumes, unit sales prices, future operating and capital costs and reclamation costs to the end of mine life. For each mining project, the carrying value is compared to the estimated future discounted cash flows and any excess is written down against operations.

The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Mining property, plant and equipment comprise the largest component of Ivanhoe Mines’ assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over two to fifteen years), as appropriate.

Capital projects in progress are not depreciated until the capital asset has been put into operation.

The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

The effect of a change in the estimate of reserves would have a relatively greater effect on the amortization of mining assets of the Savage River Mine because of the few remaining years left in the life of the mine.

Following the start of commercial production, some mining companies’ accounting policies is to expense all costs of removing waste material. Many mining companies, including Ivanhoe Mines, have adopted a different accounting policy whereby, for the entire mine life, the costs of removing waste rock at open-pit mines, commonly referred to as “stripping costs”, are deferred. Mining costs associated with waste-rock removal are deferred or accrued, as appropriate, and charged to operations on the basis of the average stripping ratio for each mine area. The average stripping ratio is calculated as the ratio of the tonnes of waste material estimated to be mined to the estimated recoverable tonnes of metals from that mine area. The policy of deferring stripping costs results in the smoothing of costs of removing waste material over the life of the mine rather than expensing those actual costs in the period incurred.

The following is a summary of strip ratios for each operating mine:

	Strip ratio			Strip ratio
S&K Mine(1)			Savage River Mine(2)

Actual	2002	0.73	Actual	2002	8.40
	2003	0.92		2003	6.83
Forecast	2004	0.15	Forecast	2004	4.89
	2005	0.26		2005	5.83
	2006	0.20		2006	4.01
Life of mine average		0.21	Life of mine average		3.45

(1)	The strip ratio is calculated using tonnes of waste mined over tonnes of ore mined.

(2)	The strip ratio is calculated using volumes of waste mined over volumes of ore mined.

Heap inventory valuation

Ivanhoe Mines’ copper operations involve the process of stacking ore in heaps and extracting a copper-bearing solution from the heaps using a continuous leaching process. The inventory categorized as “broken ore on leach pads” represents the inventory cost of estimated recoverable copper quantities contained in the heaps. It is not practical in a normal mine operation to obtain direct measurements of these quantities of recoverable copper. Instead, remaining metal inventory quantities are estimated indirectly by subtracting total copper production from the cumulative estimate of recoverable copper stacked on the heaps.

A decrease in the estimated copper quantities recoverable from the heaps would directly increase the cost of copper production and decrease the value of broken ore on leach pads.

Each month, the broken ore on leach pads is valued at the lower of the weighted average cost of production and net realizable value. The monthly cost of production includes all costs related to mining for the month, including allocated depreciation and depletion charges. All of this ore has been classified as a current asset since, based on historical leaching data, the copper is expected to be recovered within the next 12 months. The estimated units of copper on the leach pads are based on the amount of ore placed on the pads, the expected recovery rates and actual production.

Copper recovery rates are dependent on whether the ore is processed before it is staked on the heaps. Copper recoveries from crushed and agglomerated ore material is approximately 80% and the leach cycle takes almost a year to complete. The leaching cycle for run-of-mine material – unprocessed material deposited directly on the heaps – is much shorter, (approximately 160 days), but the copper percentage recovery rate is normally lower and is approximately 75%.

At December 31, 2003, the total amount of recoverable metal contained in the heaps was estimated at approximately 24,000 tonnes of copper (net 12,000 tonnes to Ivanhoe Mines), at a cost of approximately $520 per tonne, or $0.24 per pound of copper.

Ivanhoe Mines reviews the estimated units of copper on the heap-leach pads on a regular basis and, where appropriate, revises its estimates of those quantities to recognize changes in the expected recovery rates based on actual recoveries.

Reclamation and Remediation Obligations

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

Ivanhoe Mines recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Because the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the $22.8 million undiscounted future value estimated by Ivanhoe Mines at December 31, 2003.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company. Management is required to assess whether the Company is “more likely than not” able to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Recent Accounting Pronouncements

In November, 2001, the Canadian Accounting Standards Board issued Accounting Guideline No.13, “Hedging Relationships” (AcG-13”), which established the conditions for applying hedge accounting; although it does not specify how hedge accounting is applied. AcG-13 is effective for fiscal years commencing on or after July 1, 2003. The adoption of AcG-13 is not expected to have a material impact on Ivanhoe Mines’ financial position and results of operations.

In June, 2003, the CICA issued Accounting Guideline No. 15, Consolidation of Variable Interest Entities (“AcG-15”). AcG-15 requires the primary beneficiary of a variable interest entity to consolidate the variable interest entity. AcG-15 is effective for interim and annual reporting periods beginning on or after November 1, 2004. Ivanhoe Mines is currently evaluating the impact of AcG-15.

As part of its agenda, the Emerging Issues Task Force of the U.S. Financial Accounting Standards Board is currently reviewing several accounting policies related to the mining industry. Should this result in changes to U.S. Generally Accepted Accounting Principles (“GAAP”), Canadian GAAP may also be changed in an effort to harmonize with U.S. GAAP.

RISKS AND UNCERTAINTIES

Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk management strategies, are as follows:

•	Additional Funding Requirements – The further development and exploration of the various mineral properties in which it holds interests depends upon Ivanhoe Mines’ ability to obtain financing through joint ventures, debt financing, equity financing or other means. Ivanhoe Mines must arrange significant project financing for development of the Oyu Tolgoi project. There can be no assurance that Ivanhoe Mines will be successful in obtaining any required financing as and when needed. Depressed markets for precious and base metals may make it difficult or impossible for Ivanhoe Mines to obtain debt financing or equity financing on favorable terms, or at all. Ivanhoe Mines operates in a region of the world that is prone to economic and political upheaval and certain mineral properties held by Ivanhoe Mines are located in politically and economically unstable countries, which may make it more difficult for Ivanhoe Mines to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis may cause Ivanhoe Mines to postpone its development plans, forfeit rights in some or all of its properties or joint ventures, or reduce or terminate some or all of its operations.

•	Risks pertaining to Mongolia – Mongolia is, and for the foreseeable future is expected to remain, the country in which Ivanhoe Mines concentrates most of its business activities and financial resources. Since 1990, Mongolia has been in transition from state socialism and a planned economy to a political democracy and a free market economy. Much progress has been made in this transition but much progress remains to be made, particularly with respect to the rule of law. Many laws have been enacted, but in many instances they are neither understood nor enforced. For decades Mongolians have looked to politicians and bureaucrats as the sources of the “law”. This has changed in theory, but often not in practice. With respect to most day-to-day activities in Mongolia, government civil servants interpret, and often effectively make, the law. This situation is gradually changing but at a relatively slow pace. Laws may be applied in an inconsistent, arbitrary and unfair manner and legal remedies may be uncertain, delayed or unavailable.

Ivanhoe Mines’ current focus is the Oyu Tolgoi project. Ivanhoe Mines is engaged in discussions with a working group of Mongolian government representatives aimed at reaching a long-term stability agreement establishing the critical terms and conditions that will apply to the Oyu Tolgoi project during its operational phase. Management believes that such an agreement (or lack thereof) will have a material impact on Ivanhoe Mines’ ability to obtain the financing necessary to develop the project. The stability agreement that Ivanhoe Mines is seeking from the Mongolian government is expected to address tax and fiscal issues, as well as other matters including cross-border and import/ export issues and confirmation of appropriate mining, land and water licence tenures and infrastructure necessary to carry out all exploration, mining, milling, processing and related activities over the life of the project. No assurances can be given as to when, or if, Ivanhoe Mines’ discussions with the Mongolian government working group will culminate in a stability agreement or that any such stability agreement will contain terms and conditions that are, in all material respects, favorable to Ivanhoe Mines.

In December 2003, the Company purchased $50 million of treasury bills issued by the Mongolian government. The treasury bills, which are denominated in U.S. dollars, bear interest at 3% per year and mature on December 31 2004, were issued as part of the government’s initiative to retire, at a substantial discount, its Soviet-era foreign debt to the Russian Federation. Based on written assurances furnished by the government, the Company understands that Mongolia has never defaulted on its obligations in respect of any of its previously issued treasury bills and that the final settlement of its convertible rouble sovereign debt to the Russian Federation on favorable terms will contribute enormously to the economic and social development of Mongolia. However, Mongolia continues to maintain a relatively high level of debt and, as such, its debt securities carry a higher level of risk than similar securities issued by countries with lower debt and more developed economies.

•	Uncertainties related to mineral resource estimates – There is a degree of uncertainty attributable to the calculation of resources and corresponding grades being mined or dedicated to future production. Until resources are actually mined and processed, the quantity of resources and grades must be considered as estimates only. In addition, the quantity of resources may vary, depending on metals prices. Any material change in the quantity of resources, grades or stripping ratio may affect the economic viability of Ivanhoe Mines’ properties. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

•	Metal price volatility – Copper and iron-ore pellet prices are subject to volatile price changes from a variety of factors, including international economic and political trends, expectations of inflation, global and regional demand, currency-exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of, and demand for, Ivanhoe Mines’ principal products – iron ore and copper – is affected by various factors, including political events, economic conditions and production costs.

Unlike most metals, iron ores are not fungible commodities, as each is somewhat different in composition and usage characteristics. The iron-ore market behaves like a product, rather than a commodity, market, with zones of competition and zones of exclusion. The market is one of direct customer to producer relationships, without middlemen, warehousing or buffer stocks, speculators or futures market. The market is imperfect and oligopolistic. Prices are not set by the market clearance principle, but to optimize returns to producers within the constraint of the total market size.

In the second half of 2003, copper prices benefited from speculative buying activity from hedge funds in anticipation of a global economic turnaround which has yet to fully materialize. China’s ever-expanding need to import various metals to feed its buoyant economy also contributed to the sharp increase in prices in 2003 and 2004 for copper and iron ore.

Prior to 2003, many metal prices, when adjusted for inflation, were in a downward trend. Although many analysts now forecast that metal prices are expected to increase in the near future, there is no assurance that the 2003 increase in metal prices represents a turning point or a confirmation of a reversal of that previously established downward trend in metal prices.

Ivanhoe Mines did not hedge any metal sales or production in 2003 and currently has no plans to do so in 2004.

•	Operating risks – Ivanhoe Mines faces a number of potential risks with respect to the proposed expansion of the S&K Mine, which includes the development of the nearby Letpadaung deposit. Myanmar’s current power-generating ability is limited and there can be no assurance that improvements to Myanmar’s national power system, sufficient to furnish the additional required power for the planned expansion of the S&K Mine operations, will be made on a timely basis, or at all. If not, it may be necessary to construct a local source of power, which may not be feasible or which may render the project uneconomic.

The high-lift leach piles planned for the S&K Mine and the Letpadaung deposit carry technical risks. These risks include geotechnical failure, chemical degradation of the heap material, compaction and loss of permeability, lack of oxygen, excessive iron build-up and excessive acid generation. Manifestation of these risks could adversely affect the level of copper recoveries and increase operating costs.

Although Ivanhoe Mines believes that the material extracted from the Letpadaung deposit will exhibit the same heap-leaching characteristics as the ore currently being mined at the S&K mine, this assumption cannot be confirmed prior to mining. Different metallurgical characteristics in the Letpadaung deposit, if and to the extent they might exist, could adversely affect the technical feasibility and economics of the S&K Mine’s Letpadaung development plans.

The Savage River Mine’s operations are heavily dependent upon the successful operation of the concentrator and pipeline apparatus. All the process facilities and the pipeline have been in operation for over 30 years and are subject to potentially higher rates of failure than a new plant. Despite a comprehensive maintenance program, there can be no assurance that the operating availabilities required to achieve planned product output can be sustained.

The mining operations at the Savage River Mine often need to extract, from various parts of the mine, different types of ore material to provide the concentrator with the desired ore-feed quality. As operations at the Savage River Mine get closer to the end of mine life, the ability of the mine’s management to achieve a consistent blend of ore to the concentrator is reduced. There can be no assurance that deterioration in the quality of ore material fed to the concentrator will not affect the pellet grade or pellet quality, which may affect marketability.

Historically, the stability of the Savage River Mine’s open-pit walls has been problematic and in 2002 the mine experienced a slope failure at Extension 2 of the North Pit, which temporarily halted operations on the North Pit. Although Ivanhoe Mines has retained expert advice in this area, is pro-actively managing the pit-wall stability and has taken additional corrective measures since the 2002 slope failure, there can be no assurance that a failure, large enough to cause an extended interruption in production, will not occur during the life of the project.

•	Currency risks – Fluctuations in currency-exchange rates may adversely affect the financial position and results of operations of the Savage River Mine. The mine receives United States dollars from the bulk of its sales of iron-ore products, but pays most of its operating costs in Australian dollars. The recent strengthening of the Australian dollar against the United States dollar has negatively impacted the cash flow from the Savage River Mine. Further deterioration in the United States dollar against the Australian dollar will have a negative effect on the financial viability of the Savage River Mine.

•	Economic Sanctions – In May, 1997, the United States government imposed economic sanctions on Myanmar, banning new investments in Myanmar by any United States investor. In August, 1997, the Canadian government imposed selective economic sanctions on Myanmar, directed against imports and exports between Canada and Myanmar. These sanctions were based on the United States and Canadian governments’ belief that the current government of Myanmar has repressed opposition to the government. While the sanctions in their current form do not affect the Company’s investments in Myanmar, there can be no assurances that the sanctions will not be broadened or that other countries will not adopt sanctions in the future. The existence of United States sanctions may restrict the ability of United States companies to participate in the Monywa Copper Project. It is not possible to assess whether additional legislation will be enacted by the United States, Canada or elsewhere or, if enacted, will ultimately affect the Company or investment in the Company.

•	Limited production history – The Company has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. To date, the Company has not received any cash flow generated by the S&K Mine. Also, at least for the 2004 year, the Savage River Mine and all other exploration and development projects of Ivanhoe Mines will need funding from the Company. Ivanhoe Mines has a limited operating history and there can be no assurance of its ability to operate its projects profitably. While Ivanhoe Mines may in the future generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that Ivanhoe Mines will be capable of producing positive cash flow on a consistent basis or that any such funds will be available for exploration and development programs.

•	Uninsurable risks or self-insured risks – Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts or slides, fires, floods, earthquakes or other environmental occurrences, and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Company. Ivanhoe Mines does not maintain insurance against political or environmental risks. Also, because of the recent major increases in insurance premiums and the inability to obtain full coverage, both the S&K Mine and the Savage River Mine are self-insuring on a portion of their mine assets.

•	Extent of liability for previous environmental damage – Ivanhoe Mines has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at the Savage River Mine, the S&K Mine and the Bakyrchik Project. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by Ivanhoe Mines’ activities or the activities of previous operators. In that event, the indemnities could be ineffective and possibly worthless.

•	Breach of loan covenant – Since August, 2002, the S&K Mine has not been in technical compliance with certain covenants in its credit agreement, including a requirement to maintain a minimum amount of working capital and a requirement to retain a specified minimum amount of cash on deposit in a debt-service reserve account. The lenders have not, to date, notified the S&K Mine that it is in default of these covenants and, although management does not believe that the lenders will do so in the foreseeable future, the lenders may, at any time while the S&K Mine remains non-compliant, formally notify the S&K Mine that it is in default. If, in that event, the S&K Mine failed to cure the default in a timely manner, the lenders would be entitled to pursue their remedies against the S&K Mine, which could include foreclosing on the S&K Mine’s interest in the Monywa Copper Project. The S&K Mine’s obligations to the lenders are non-recourse to the Company.

•	Limited customer base – The Savage River Mine has only a small number of customers and the pricing of its iron-ore products is subject to annual negotiations. Demand for the Savage River Mine’s iron-ore products can fluctuate based on market conditions in the international steel industry. The loss by the Savage River Mine of a key customer or a material decrease in sales to a key customer could have an adverse impact on short- to medium- term cash flow and adversely affect the mine’s economic viability.

All of the Ivanhoe Mines’ production from the S&K Mine is sold to a single Japanese buyer. If, for any reason, the S&K Mine was unable to sell all of its production to its existing buyer, economic sanctions against trade with Myanmar may significantly reduce the number of potential alternative buyers.

RELATED-PARTY TRANSACTIONS

The Company is also a party to cost-sharing agreements with other companies in which Robert M. Friedland, its Chairman and Chief Executive Officer, has a material, direct or indirect beneficial interest. Through these agreements, Ivanhoe Mines shares office space, furnishings, equipment and communications facilities in Vancouver, Singapore, Beijing and London, and an aircraft on a cost-recovery basis. Ivanhoe Mines also shares the costs of employing administrative and non-executive management personnel in these offices.

Companies in which the Company is a party to the cost-sharing agreement and Mr. Friedland’s ownership interest in each of them, are as follows:

R.M. Friedland’s
Ownership
Company Name	Interest

Ivanhoe Energy Inc.	32.17%
Ivanhoe Capital Corporation	100.00%
Ivanhoe Nickel & Platinum Ltd.	54.58%

The Company’s related party transactions also include transactions with Asia Gold Corp., (a 51%-owned subsidiary) and exploration expenditures incurred as part of several joint-venture agreements with Jinshan Gold Mines Inc. (a 35.5%-owned, publicly listed company).

The shared and other expenditures for the last two years were as follows:

	Years ended December 31,

	2003	2002

	$(000)
Consulting	$–	$75
Exploration	1,768	261
Management fees	223	294
Office and administrative	1,834	1,234
Salaries and benefits	1,372	1,095
Travel (including aircraft rental)	2,636	2,184

	$7,833	$5,143

Accounts receivable and accounts payable of the Company at December 31, 2003, included $347,000 and $777,000, respectively, (December 31, 2002 – $107,000 and $2,003,000, respectively) which were due from/to a company under common control or companies related by way of directors in common.

MANAGEMENT’S REPORT TO THE SHAREHOLDERS

The Consolidated Financial Statements and the management’s discussion and analysis of financial condition and results of operations (“MD&A”) are the responsibility of the management of Ivanhoe Mines Ltd. These financial statements and the MD&A have been prepared in accordance with accounting principles and MD&A disclosure requirements generally accepted in Canada, using management’s best estimates and judgment of all information available up to March 29, 2004.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee of the Board of Directors, consisting solely of outside directors, meets regularly during the year with financial officers of the Company and the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

These financial statements have, in management’s opinion, been properly prepared within reasonable limits or materiality and within the framework of the accounting policies summarized in Note 2 of the Notes to the Consolidated Financial Statements.

The consolidated financial statements have been audited by Deloitte & Touche LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards. The auditors have full and unrestricted access to the Audit Committee.

R. Edward Flood	P.F. Massé
Deputy Chairman	Chief Financial Officer

March 29, 2004

Vancouver, BC Canada